                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                     Envision Development Corporation, Inc.
                     --------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                  29410N 10 2
                                  -----------
                                 (CUSIP Number)

                                 Cindy Seremek
                            Chief Financial Officer
                                 ZERO.NET, Inc.
                               650 Mission Street
                            San Francisco, CA 94105
                                 (415) 369-3969
                            -----------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                  May 10, 2000
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(4), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Action of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                               Page 1 of 4 Pages
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CUSIP No. 29410N 10 2           SCHEDULE 13D   Page     2    of     4     Pages
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          ZERO.NET, Inc.            94-3327594
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
                      WC, OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(a) OR 2(b)                     [   ]

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                                       3,824,567
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                                        0
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                                      3,824,567
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                                  0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              3,824,567
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                                          [  ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              41.5%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON
              CO
          ---------------------------------------------------------------------

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     This Amendment No. 2 amends and supplements the statement on Schedule 13D
(the "Statement"), as amended, filed by ZERO.NET, Inc. ("ZERO.NET") relating to the shares of common stock, par value $.01 per share (the "Shares"), of Envision Development Corporation, a Florida corporation ("Envision").

     Unless otherwise defined, all capitalized terms used herein shall have the meaning given such terms in the Statement.

     Item 4 of the Statement is hereby amended to add the following information.

Item 4. Purpose of Transaction

     It was previously reported that, on May 10, 2000, ZERO.NET acquired 600,000 additional Shares in two privately negotiated transactions. 100,000 of these Shares were acquired at a cash purchase price of $25 per share from a third party. 500,000 of these Shares were acquired from the same third party for an aggregate purchase price of $4,000,000 in cash. (It was previously reported that the purchase price for these 500,000 shares included a warrant to purchase 100,000 shares of ZERO.NET common stock at $9.00 per share. The warrant transaction was not consummated.) These Shares were acquired for investment purposes.




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                                   Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          ZERO.NET, INC.


Date: June 13, 2000                       By: /s/ Cindy Seremek
                                             -----------------------------------
                                             Cindy Seremek
                                             Chief Financial Officer


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